03033303

FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Argent Securities Inc.	**0001239602**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, September 17, 2003, Series 2003-W5	**333-105957**

Name of Person Filing the Document
(If Other than the Registrant)

PROCESSED
SEP 24 2003
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 22 2003
WASH. D.C. 155

[TPW: NYLEGAL:174041.1] 19960-00008 09/17/03 04:28pm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: September 17, 2003

ARGENT SECURITIES INC.

By: ______________________

Name: John P. Grazer

Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Credit Score	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance	Weighted Average Original LTV Ratio
500 - 524	273	$45,589,247.59	3.04%	75.93%
525 - 549	519	81,690,773.76	5.45	76.88
550 - 574	936	157,925,750.82	10.53	82.26
575 - 599	847	148,829,090.45	9.92	81.93
600 - 624	1,486	270,549,602.82	18.04	85.42
625 - 649	1,242	244,901,932.60	16.33	84.80
650 - 674	912	188,381,876.17	12.56	83.84
675 - 699	640	132,728,735.27	8.85	81.86
700 - 724	436	96,283,797.37	6.42	80.19
725 - 749	252	56,145,247.52	3.74	75.97
750 - 774	211	50,295,908.49	3.35	71.53
775 - 799	103	24,164,465.93	1.61	66.36
800 - 824	13	2,371,028.91	0.16	55.73
825 - 849	1	143,138.25	0.01	74.61
Total:	**7,871**	**$1,500,000,595.95**	**100.00%**	**81.86%**

Selection Criteria: Full Documentation & Purchase

Number of Mortgage Loans: 911
Total Current Balance: 159,729,667.37
Average Current Balance: 175,334.43
Weighted Average FICO Score: 641.2
Weighted Average Current LTV: 86.89
% Cash-Out Refinance: 0.0
% Full Documentation: 100.0
% Owner Occupied: 89.5
Weighted Average Coupon: 6.963
% 2-4 Family: 8.5
% MH/MB: 0.7
% PUD: 8.3
% Condo: 11.5
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

Selection Criteria: Limited Documentation & Purchase

Number of Mortgage Loans: 76
Total Current Balance: 15,829,053.10
Average Current Balance: 208,277.01
Weighted Average FICO Score: 631.3
Weighted Average Current LTV: 89.08
% Cash-Out Refinance: 0.0
% Full Documentation: 0.0
% Owner Occupied: 87.5
Weighted Average Coupon: 7.016
% 2-4 Family: 1.5
% MH/MB: 3.9
% PUD: 8.8
% Condo: 11.4
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

Selection Criteria: Stated Documentation & Purchase

Number of Mortgage Loans: 805
Total Current Balance: 151,468,577.22
Average Current Balance: 188,159.72
Weighted Average FICO Score: 651.5
Weighted Average Current LTV: 90.08
% Cash-Out Refinance: 0.0
% Full Documentation: 0.0
% Owner Occupied: 85.1
Weighted Average Coupon: 7.525
% 2-4 Family: 12.0
% MH/MB: 0.0
% PUD: 11.6
% Condo: 10.3
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

Selection Criteria: Full Documentation & Refinance - Cashout

Number of Mortgage Loans: 2,814
Total Current Balance: 517,178,214.62
Average Current Balance: 183,787.57
Weighted Average FICO Score: 628.9
Weighted Average Current LTV: 78.03
% Cash-Out Refinance: 100.0
% Full Documentation: 100.0
% Owner Occupied: 96.3
Weighted Average Coupon: 6.620
% 2-4 Family: 6.6
% MH/MB: 0.3
% PUD: 7.1
% Condo: 4.0
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

Selection Criteria: Limited Documentation & Refinance - Cashout

Number of Mortgage Loans: 144
Total Current Balance: 29,228,713.94
Average Current Balance: 202,977.18
Weighted Average FICO Score: 607.1
Weighted Average Current LTV: 81.81
% Cash-Out Refinance: 100.0
% Full Documentation: 0.0
% Owner Occupied: 89.9
Weighted Average Coupon: 6.986
% 2-4 Family: 9.3
% MH/MB: 1.8
% PUD: 9.3
% Condo: 8.4
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

Selection Criteria: Stated Documentation & Refinance - Cashout

Number of Mortgage Loans: 934
Total Current Balance: 190,410,238.89
Average Current Balance: 203,865.35
Weighted Average FICO Score: 630.2
Weighted Average Current LTV: 81.06
% Cash-Out Refinance: 100.0
% Full Documentation: 0.0
% Owner Occupied: 92.9
Weighted Average Coupon: 7.227
% 2-4 Family: 7.9
% MH/MB: 0.0
% PUD: 6.5
% Condo: 5.8
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

Selection Criteria: Full Documentation & Refinance - Rate Term

Number of Mortgage Loans: 1,735
Total Current Balance: 340,612,573.79
Average Current Balance: 196,318.49
Weighted Average FICO Score: 632.9
Weighted Average Current LTV: 81.04
% Cash-Out Refinance: 0.0
% Full Documentation: 100.0
% Owner Occupied: 98.1
Weighted Average Coupon: 6.637
% 2-4 Family: 4.2
% MH/MB: 0.8
% PUD: 8.0
% Condo: 4.5
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

Selection Criteria: Limited Documentation & Refinance - Rate Term

Number of Mortgage Loans: 64
Total Current Balance: 13,373,195.57
Average Current Balance: 208,956.18
Weighted Average FICO Score: 609.8
Weighted Average Current LTV: 84.01
% Cash-Out Refinance: 0.0
% Full Documentation: 0.0
% Owner Occupied: 93.3
Weighted Average Coupon: 6.916
% 2-4 Family: 8.3
% MH/MB: 0.0
% PUD: 11.4
% Condo: 2.9
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

Selection Criteria: Stated Documentation & Refinance - Rate Term

Number of Mortgage Loans: 388
Total Current Balance: 82,170,361.45
Average Current Balance: 211,779.28
Weighted Average FICO Score: 626.2
Weighted Average Current LTV: 83.18
% Cash-Out Refinance: 0.0
% Full Documentation: 0.0
% Owner Occupied: 94.1
Weighted Average Coupon: 7.253
% 2-4 Family: 7.9
% MH/MB: 0.0
% PUD: 8.2
% Condo: 4.8
# of Bankruptcy's in past 36 months: N/A
# of Foreclosures in past 36 months: N/A

ARSI 2003-W5
October 1, 2003 Cutoff
Fixed Rate Loans
3,209 records
Balance: 641,035,119

Selection Criteria: Fixed Rate Loans
Table of Contents

1. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Mortgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance	Weighted Average Gross Interest Rate	Weighted Average Original LTV	Weighted Average FICO Score
Full Documentation	2,523	505,589,845.88	78.87	200,392	6.293	76.6	663
Stated Documentation	600	117,953,212.46	18.4	196,589	7.054	79.53	652.7
Limited Documentation	86	17,492,060.94	2.73	203,396	6.596	79	637.2
Total:	**3,209**	**641,035,119.28**	**100**	**199,762**	**6.441**	**77.21**	**660.4**

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2. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Mortgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance	Weighted Average Gross Interest Rate	Weighted Average Original LTV	Weighted Average FICO Score
481 - 500	2	167,470.40	0.03	83,735	9.772	80	500
501 - 520	28	4,120,121.59	0.64	147,147	7.782	75.75	512
521 - 540	74	10,691,674.88	1.67	144,482	8.129	75.41	531.3
541 - 560	115	16,399,226.47	2.56	142,602	7.758	76.83	552.1
561 - 580	146	23,441,412.20	3.66	160,558	7.458	78.74	570.7
581 - 600	229	37,396,570.36	5.83	163,304	7.081	77.61	591.1
601 - 620	405	72,365,280.40	11.29	178,680	6.871	82.2	610
621 - 640	485	92,506,109.08	14.43	190,734	6.623	80.08	630.7
641 - 660	401	82,672,591.96	12.9	206,166	6.419	80.03	650.6
661 - 680	320	71,263,797.70	11.12	222,699	6.224	79.36	669.6
681 - 700	308	67,021,612.98	10.46	217,603	6.112	76.91	689.6
701 - 720	222	51,506,764.46	8.03	232,012	6	76.35	709.6
721 - 740	154	35,910,166.44	5.6	233,183	5.866	73.62	729.5
741 - 760	122	28,210,605.88	4.4	231,234	5.722	67.7	751.2
761 - 780	128	31,841,596.91	4.97	248,762	5.689	66.94	770
781 - 800	60	13,630,575.49	2.13	227,176	5.482	62.15	788.6
801 - 820	10	1,889,542.08	0.29	188,954	5.644	56.08	804.8
Total:	**3,209**	**641,035,119.28**	**100**	**199,762**	**6.441**	**77.21**	**660.4**

Non-Zero Minimum: 500
Maximum: 813
Non-Zero Weighted Average: 660

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3. Range of Original LTV Ratios (%)

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Mortgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance	Weighted Average Gross Interest Rate	Weighted Average Original LTV	Weighted Average FICO Score
10.01 - 15.00	2	234,738.70	0.04	117,369	7.789	12.81	609.4
15.01 - 20.00	5	619,072.76	0.1	123,815	5.926	17.85	673.5
20.01 - 25.00	5	918,698.32	0.14	183,740	5.722	22.18	659.9
25.01 - 30.00	16	2,415,481.48	0.38	150,968	5.785	27.67	735
30.01 - 35.00	16	2,280,036.57	0.36	142,502	5.728	32.63	727.1
35.01 - 40.00	26	3,999,872.08	0.62	153,841	5.756	37.9	715.1
40.01 - 45.00	41	8,549,359.46	1.33	208,521	5.712	42.46	696.4
45.01 - 50.00	90	17,359,597.10	2.71	192,884	5.813	47.94	683.5
50.01 - 55.00	100	20,263,698.37	3.16	202,637	5.75	53.02	696.7
55.01 - 60.00	133	27,279,669.62	4.26	205,110	5.845	57.67	685.2
60.01 - 65.00	206	46,745,752.21	7.29	226,921	5.946	63.14	668.7
65.01 - 70.00	226	47,557,950.81	7.42	210,433	5.983	68.4	676.1
70.01 - 75.00	295	63,266,678.98	9.87	214,463	6.189	73.76	655.9
75.01 - 80.00	638	140,544,944.12	21.92	220,290	6.204	79.1	665.4
80.01 - 85.00	316	57,869,625.00	9.03	183,132	6.789	83.96	632.1
85.01 - 90.00	587	104,300,185.11	16.27	177,683	6.977	89.39	641.5
90.01 - 95.00	507	96,829,758.59	15.11	190,986	7.186	94.53	654.2
Total:	**3,209**	**641,035,119.28**	**100**	**199,762**	**6.441**	**77.21**	**660.4**

Minimum: 12.60
Maximum: 95.00
Weighted Average: 77.21

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4. Documentation Level - LTV over 85

Documentation Level - LTV over 85	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Mortgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance	Weighted Average Gross Interest Rate	Weighted Average Original LTV	Weighted Average FICO Score
Full Documentation	802	146,406,876.39	72.79	182,552	6.919	91.8	645.8
Stated Documentation	257	47,658,466.60	23.7	185,442	7.6	92.19	655.4
Limited Documentation	35	7,064,600.71	3.51	201,846	6.832	90.99	633.6
Total:	**1,094**	**201,129,943.70**	**100**	**183,848**	**7.078**	**91.86**	**647.6**

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R:\ameriquest\2003 deals\ARSI 2003-W5\20030911.cas
9/12/2003 11:49

ARSI 2003-W5
October 1, 2003 Cutoff
Adjustable Rate Loans
4,662 records
Balance: 858,965,477

Selection Criteria: Adjustable Rate Loans
Table of Contents

1. Documentation Level

Documentation Level	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Mortgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance	Weighted Average Gross Interest Rate	Weighted Average Gross Margin	Weighted Average Original LTV	Weighted Average FICO Score
Full Documentation	2,937	511,930,609.90	59.6	174,304	7.062	6.348	84.37	601.7
Stated Documentation	1,527	306,095,965.10	35.64	200,456	7.449	6.324	86.78	631
Limited Documentation	198	40,938,901.67	4.77	206,762	7.141	6.325	86.65	604.5
Total:	**4,662**	**858,965,476.67**	**100**	**184,248**	**7.203**	**6.338**	**85.34**	**612.2**

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2. Credit Score

Credit Score	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Mortgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance	Weighted Average Gross Interest Rate	Weighted Average Gross Margin	Weighted Average Original LTV	Weighted Average FICO Score
481 - 500	11	1,867,034.84	0.22	169,730	8.332	6.363	71.17	500
501 - 520	186	31,401,331.33	3.66	168,824	8.141	6.306	75.76	510.9
521 - 540	342	56,340,027.37	6.56	164,737	7.961	6.328	77.03	531.2
541 - 560	467	79,812,814.54	9.29	170,905	7.747	6.338	81.69	552.4
561 - 580	540	93,044,555.75	10.83	172,305	7.554	6.329	83.57	570.2
581 - 600	501	91,198,853.53	10.62	182,034	7.27	6.373	83.84	591
601 - 620	761	138,616,970.38	16.14	182,151	7.083	6.325	87.3	610.3
621 - 640	648	127,421,157.86	14.83	196,638	6.919	6.344	88.2	629.9
641 - 660	431	84,137,858.43	9.8	195,215	6.858	6.342	88.73	650.4
661 - 680	271	52,725,585.81	6.14	194,559	6.776	6.376	89	669.5
681 - 700	204	39,820,008.22	4.64	195,196	6.744	6.371	88.76	689.4
701 - 720	141	29,274,031.45	3.41	207,617	6.736	6.262	88.56	709.1
721 - 740	66	14,914,580.57	1.74	225,978	6.537	6.298	86.25	729.7
741 - 760	59	11,852,594.75	1.38	200,891	6.788	6.307	86.45	750.7
761 - 780	25	4,750,399.61	0.55	190,016	6.367	6.332	87.9	769.1
781 - 800	7	1,544,618.41	0.18	220,660	6.514	6.5	89.35	788
801 - 820	1	99,915.57	0.01	99,916	6.85	6.5	56.21	801
821 - 840	1	143,138.25	0.02	143,138	7.25	6.5	74.61	828
Total:	**4,662**	**858,965,476.67**	**100**	**184,248**	**7.203**	**6.338**	**85.34**	**612.2**

Non-Zero Minimum: 500
Maximum: 828
Non-Zero Weighted Average: 612

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3. Range of Original LTV Ratios (%)

Range of Original LTV Ratios (%)	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Mortgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance	Weighted Average Gross Interest Rate	Weighted Average Gross Margin	Weighted Average Original LTV	Weighted Average FICO Score
20.01 - 25.00	1	102,927.30	0.01	102,927	7.75	6.5	20.81	547
25.01 - 30.00	5	456,048.39	0.05	91,210	7.503	6.5	28.07	556.9
30.01 - 35.00	3	249,819.18	0.03	83,273	7.944	5.86	34.18	562.7
35.01 - 40.00	6	591,456.43	0.07	98,576	6.487	6.297	37.55	592
40.01 - 45.00	13	2,230,008.69	0.26	171,539	7.971	6.5	43.77	581.6
45.01 - 50.00	22	3,377,900.94	0.39	153,541	7.016	6.43	48.54	591.7
50.01 - 55.00	34	5,486,009.26	0.64	161,353	7.622	6.407	52.93	590
55.01 - 60.00	80	14,218,525.85	1.66	177,732	7.247	6.351	57.9	588.7
60.01 - 65.00	133	22,299,843.79	2.6	167,668	7.448	6.261	63.68	580.6
65.01 - 70.00	144	26,219,032.65	3.05	182,077	6.725	6.285	68.49	592.9
70.01 - 75.00	322	58,218,750.33	6.78	180,804	7.307	6.364	74.1	578.2
75.01 - 80.00	644	121,735,812.95	14.17	189,031	7.077	6.238	79.33	597.5
80.01 - 85.00	636	112,244,064.24	13.07	176,484	7.236	6.368	84.34	591.8
85.01 - 90.00	1,469	264,135,565.24	30.75	179,806	7.296	6.355	89.65	613.1
90.01 - 95.00	1,150	227,399,711.43	26.47	197,739	7.136	6.36	94.74	646.2
Total:	**4,662**	**858,965,476.67**	**100**	**184,248**	**7.203**	**6.338**	**85.34**	**612.2**

Minimum: 20.81
Maximum: 95.00
Weighted Average: 85.34

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4. Documentation Level - LTV over 85

Documentation Level - LTV over 85	Number of Mortgage Loans	Aggregate Cut-off Date Principal Balance	% of Mortgage Pool by Aggregate Cut-off Principal Balance	Avg Mortgage Loan Principal Balance	Weighted Average Gross Interest Rate	Weighted Average Gross Margin	Weighted Average Original LTV	Weighted Average FICO Score
Full Documentation	1,495	267,150,828.85	54.35	178,696	7.001	6.367	91.81	620
Stated Documentation	1,005	199,935,048.10	40.68	198,940	7.528	6.354	92.3	640.4
Limited Documentation	119	24,449,399.72	4.97	205,457	7.124	6.283	91.76	621.3
Total:	**2,619**	**491,535,276.67**	**100**	**187,681**	**7.221**	**6.357**	**92.01**	**628.4**

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